Your **Vote** Counts!

PLBY GROUP, INC.

2025 Special Meeting
Vote by March 19, 2025
11:59 PM ET



PLBY GROUP, INC.
10960 WILSHIRE BLVD., SUITE 2200
LOS ANGELES, CA 90024
ATTENTION: LEGAL

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You invested in PLBY GROUP, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Special Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on March 20, 2025. This notice, the proxy statement and form of proxy are available at www.ProxyVote.com.**

Get informed before you vote

View the Special Meeting Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to March 6, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control # _____

Smartphone users

Point your camera here and vote without entering a control number



 **Vote Virtually at the Meeting***

March 20, 2025
10:00 a.m. Pacific Time

Virtually at:
www.virtualshareholdermeeting.com/PLBY2025SM

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Approve, for purposes of Nasdaq Listing Rule 5635(b), the issuance by PLBY Group, Inc. of 16,956,842 shares of its common stock, par value $0.0001 per share, at a sale price of $1.50 per share to The Million S.a.r.l., pursuant to the terms of the Securities Purchase Agreement, dated December 14, 2024, by and between PLBY Group, Inc. and The Million S.a.r.l.	For
2. Approve the adjournment of the Special Meeting, if necessary, to continue to solicit votes in favor of Proposal 1 above.	For

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”.

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